SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Dakota Plains Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title and Class of Securities)

234255107

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 234255107	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS North Star Partners, L.P. 13-3863788
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,147,706
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,147,706
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,147,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 234255107	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS North Star Partners II, L.P. 61-1467034
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,742,468
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,742,468
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,468
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.16%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 234255107	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NS Advisors, LLC 03-0439233
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,890,174 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,890,174 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,174 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12	TYPE OF REPORTING PERSON OO

(1) NS Advisors, LLC holds an indirect beneficial interest in the shares which are directly beneficially owned by North Star Partners, L.P. and North Star Partners II, L.P.

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CUSIP No. 234255107	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,890,174 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,890,174 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,174 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12	TYPE OF REPORTING PERSON IN

(1) Mr. Jones may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by North Star Partners, L.P. and North Star Partners II, L.P. because he is the managing member of NS Advisors, LLC which is the general partner of North Star Partners, L.P. and North Star Partners II, L.P. Mr. Jones disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.

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CUSIP No. 234255107	Page 6 of 9 Pages

Item 1(a).	Name of Issuer: Dakota Plains Holdings, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 294 Grove Lane East, Wayzata, MN 55391
Item 2(a).

Name of Person Filing:

North Star Partners, L.P. (“Partners”)

——————————————————————-

North Star Partners II, L.P. (“Partners II”)

——————————————————————-

NS Advisors, LLC (“Advisors”)

——————————————————————-

Andrew R. Jones

Item 2(b).	Address of Principal Business Office or, if None, Residence: 274 Riverside Avenue, Westport, CT 06880
Item 2(c).

Citizenship:

Partners and Partners II are Delaware limited partnerships.

——————————————————————-

Advisors is a Connecticut limited liability company.

——————————————————————-

Mr. Jones is a United States citizen.

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CUSIP No. 234255107	Page 7 of 9 Pages

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share.
Item 2(e).	CUSIP Number: 234255107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☑	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box ☒.

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CUSIP No. 234255107	Page 8 of 9 Pages

Item 4.

Ownership.

(a)    Amount beneficially owned by all Reporting Persons: 4,890,174 Common Shares

(b)    Percent of Class: 8.88% of outstanding Common Shares

(c)    Number of Shares as to which the Reporting Persons have:

(i)    Sole power to vote or to direct the vote: 4,890,174 Common Shares

(ii)    Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 4,890,174 Common Shares

(iv)    Shared Power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 234255107	Page 9 of 9 Pages

SIGNATURE

Date: February 15, 2016	NORTH STAR PARTNERS, L.P.

	By:	NS Advisors, LLC, General Partner

		By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

	By:	NS Advisors, LLC, General Partner

		By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NS ADVISORS, LLC

	By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individually

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